EXHIBIT I

CONSENT

TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec

RE:	Technical report entitled “Metallica Resources Inc. - El Morro Copper-Gold
Project, Chile Region III” dated February 5, 2003 (the “Report”)

The undersigned, the author of the Report, hereby consents to the filing of the Report by Metallica Resources Inc. with the securities regulatory authorities set out above.

Dated at Denver, Colorado, as of the 5th day of February, 2003.

/s/ Barbara A. Filas
Barbara A. Filas, P.E.